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BlackRock Funds/SM/ (the "Registrant"): iShares MSCI Asia ex Japan Index Fund
(the "Fund")

77D(a)(g)

Policies with respect to security investments

Attached please find as an exhibit to Sub-Item 77D(a)(g) of Form N-SAR, a description of changes to the Fund's investment strategies approved by the Registrant's Board of Trustees on November 18, 2016.

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                                                              EXHIBIT 77D(A)(G)

BLACKROCK FUNDS/SM/: ISHARES MSCI ASIA EX JAPAN INDEX FUND

77D(a)(g)
Policies with respect to security investments

On November 18, 2016, the Board of Trustees (the "Board") of BlackRock Funds/SM/ (the "Trust") approved certain changes to the investment strategies of BlackRock MSCI Asia ex Japan Index Fund (the "Fund"), a series of the Trust. On February 24, 2017, the Board approved a change in the name of BlackRock MSCI Asia ex Japan Index Fund to "iShares MSCI Asia ex Japan Index Fund" (the "Fund").

Under the new investment strategies, under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in the MSCI AC Asia ex Japan Index (the "Underlying Index"). For purposes of the 80% test, such financial instruments may include derivatives, such as futures, that are tied economically to securities of the Underlying Index, depository receipts representing securities of the Underlying Index and other investment companies, including affiliated exchange-traded funds ("ETFs"), tied economically to the Underlying Index.

The changes to the investment strategies of the Fund became effective April 6, 2017 and the name change became effective June 19, 2017.